FILED PURSUANT TO RULE 424(B)(3)
                                                      REGISTRATION NO. 333-30964

PROSPECTUS
March 8, 2000

                                 ZIFF-DAVIS INC.

                      186,046 SHARES OF ZDNET COMMON STOCK

                           (PAR VALUE $0.01 PER SHARE)

         This document relates to an offering by the selling shareholder of up to 186,046 shares of ZDNet common stock.

         The selling shareholder acquired the shares offered by this document in connection with our acquisition of the selling shareholder's equity interest in Ziff-Davis Richina Media LDC. Ziff-Davis will not receive any of the proceeds from the sale of the shares offered by this document.

         The selling shareholder has informed us that it proposes to offer the shares offered by this document from time to time and in any of several different ways. The selling shareholder may offer shares:

         o    through brokers in ordinary brokerage transactions,

         o    to underwriters or dealers in negotiated transactions or

         o    by a combination of these methods of sale.

         The selling shareholder may offer its shares at various prices, including:

         o    at fixed prices,

         o    at market prices at the time of sale,

         o    at prices related to prevailing market prices or

         o    at negotiated prices.

         ZDNet common stock trades on the New York Stock Exchange under the symbol "ZDZ." On March 7, 2000, the closing price reported on the New York Stock Exchange was $30 3/16 per share.

         INVESTMENT IN THE SHARES INVOLVES SIGNIFICANT RISKS. YOU SHOULD READ THE INFORMATION UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 3 TO LEARN ABOUT SOME FACTORS YOU SHOULD CONSIDER BEFORE INVESTING IN THE SHARES.

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NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE OFFERED UNDER THIS DOCUMENT OR DETERMINED IF THIS DOCUMENT IS ADEQUATE OR ACCURATE. IT IS ILLEGAL FOR ANYONE TO TELL YOU OTHERWISE.

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                   THE DATE OF THE PROSPECTUS IS MARCH 8, 2000

                                TABLE OF CONTENTS

                                                                           PAGE

Ziff-Davis Inc................................................................2
Recent Developments...........................................................2
Risk Factors..................................................................3
Where You Can Find More Information..........................................15
The Selling Shareholder......................................................17
Plan of Distribution.........................................................17
Use of Proceeds..............................................................18
Cautionary Statement Regarding Forward-Looking Statements....................18
Validity of Common Stock.....................................................19
Experts......................................................................19

                                 ZIFF-DAVIS INC.

      Ziff-Davis is a leading media and marketing company focused on computing and Internet-related technologies. Through our ZDNet division, which we call "ZDNet," we provide online content and other Internet related services. Through our ZD division, which we call "ZD," we are or have been engaged in the print publishing, trade shows and conferences, education and television businesses.

      Ziff-Davis currently has two series of common stock, ZDNet common stock, which we call "ZDNet stock," and ZD common stock, which we call "ZD stock." Each of these series is what is commonly referred to as a "tracking stock." ZDNet common stock is intended to track the performance of ZDNet and ZD common stock is intended to track the performance of ZD. In addition to the businesses referred to above, ZD owns a retained interest in ZDNet which is currently the equivalent of 60 million shares of ZDNet stock.

      The mailing address of our principal executive offices is 28 East 28th Street, New York, New York 10016. Our telephone number is (212) 503-3500.

                               RECENT DEVELOPMENTS

      We are in the process of selling our ZD businesses as part of a comprehensive restructuring described in our proxy statement dated February 7, 2000 which we mailed to stockholders on such date (our "Proxy Statement"), and we have already completed the sale of ZD Market Intelligence, ZD Education and our equity interest in ZDTV. As part of the restructuring, we intend to eliminate our tracking stock structure and make ZDNet a standalone independent Internet company by merging Ziff-Davis with a newly formed subsidiary so that all current holders of our ZD stock and ZDNet stock will hold their investments through a single class of ordinary common stock. We will rename the surviving company ZDNet Inc.

                                  RISK FACTORS

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You should carefully consider the risk factors described below, as well as the other information included in this document, before buying shares of ZDNet stock.
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RISK FACTORS RELATING TO THE RESTRUCTURING

THE SALES OF ZD PUBLISHING AND ZD EVENTS MAY NOT OCCUR AS CONTEMPLATED.

         It is possible that the sale of one or more of ZD Publishing and ZD Events will not occur as currently contemplated.

         The ZD Publishing sales agreement is subject to a number of conditions, including, among others:

o    the absence of certain adverse changes,

o    the accuracy of representations and warranties on the closing date,

o    the receipt of third party consents and

o    the receipt of sufficient financing by the buyer.

         Because these transactions are structured as asset sales, they will require numerous third party consents, and we cannot assure you that we will be able to obtain these consents on reasonable terms. The buyers will not be obligated to purchase unless all the conditions to closing have been satisfied and we cannot assure you that this will occur. If any of the conditions are not satisfied, the sale may not proceed or we may be forced to renegotiate material terms, including the price.

         We are currently in discussions regarding a possible sale of ZD Events, but we cannot assure you that a sale transaction will result and, if it does, we cannot assure you that the sale price will meet Wall Street expectations. If we are unable to reach agreement to sell ZD Events at an acceptable price, we currently plan to recapitalize it and spin it off to holders of ZD stock. However, we cannot assure you that we would be able to complete a recapitalization and spin off. Moreover, if we are able to complete a recapitalization and spin off of ZD Events, we cannot assure you that the value of the special dividend (which would include most of the cash proceeds from the recapitalization as well as the stock of ZD Events) would approximate the $5.00 per share of ZD stock that we currently envision.

         If we do not complete one or more of the sales as planned, we will still be free to complete the rest of the restructuring or otherwise revise it, in our discretion.

THE EXCHANGE RATIO MAY BE MORE OR LESS THAN OUR EXAMPLE.

         Each share of ZDNet stock will convert into a fixed number of shares of our common stock in the merger. The exact exchange ratio will depend upon three factors that are not yet known and as a result we are unable to tell you now what it will be. These three factors are:

o the value of the remaining ZD assets in excess of the cash set aside to cover the ZD liabilities, as determined by our board of directors,

o the market price of ZDNet stock on the date those assets are transferred from ZD to ZDNet and

o the number of options to acquire ZD stock that are exercised prior to the merger.

         We have included an example of how we will calculate the exchange ratio in our Proxy Statement which is based on certain assumptions with respect to these three factors. This example, which results in an exchange ratio of about 1.77, is included for illustrative purposes only. The actual exchange ratio may differ significantly from this example and may even fall outside the range set forth in the stockholder's letter that appears on the front cover of our Proxy Statement and incorporated herein by reference.

THE AMOUNT WE LEAVE BEHIND TO COVER ZD LIABILITIES MAY BE DIFFERENT FROM THE AMOUNT ACTUALLY NEEDED.

         We will determine the amount that we will leave behind to cover actual or contingent ZD liabilities based on the advice of management and our financial and legal advisors, as contemplated under "Proposal 1--The Restructuring of Ziff Davis--Repayment of ZD Debt and Provision for Other ZD Liabilities" in our Proxy Statement and incorporated herein by reference. Since contingent liabilities are inherently uncertain, it is possible that the amount we leave behind will turn out to be significantly more or less than the amount actually needed to cover these liabilities. In that case, holders of ZDNet stock would end up with significantly more or less value than they would otherwise have, and holders of ZD stock would correspondingly end up with significantly less or more value than they would otherwise have.

THE RESTRUCTURING INVOLVES TRANSACTIONS THAT MIGHT CREATE CONFLICTS OF INTEREST.

         The restructuring involves transactions and issues that might create conflicts or the appearance of conflicts between the interests of the holders of ZD stock and the holders of ZDNet stock or between Softbank and other stockholders. These transactions and issues include:

o the terms of the content license arrangements between ZDNet and the buyer of our publishing business,

o    the valuation of the assets being transferred from ZD to ZDNet,

o the valuation of any actual or potential ZD liabilities that will be provided for and

o the possibility that Softbank may provide equity or debt financing (or both) to the buyer in connection with a possible sale of ZD Events.

In order to address these potential conflicts of interest, we created a special committee of our board of directors to review these issues and make recommendations to the full board. Our board of directors has followed the recommendations of the special committee to date and expects to continue to do so in the future.

THE SALE OF ZD'S BUSINESSES MAY ADVERSELY AFFECT ZDNET'S FUTURE BUSINESS.

         It is possible that the sale of ZD's businesses as part of the restructuring may adversely affect ZDNet's future business in a number of ways, including the following:

o ZDNet will no longer be able to leverage the ZD brand and cross-market across all of ZD's platforms.

o ZDNet currently relies on content that it licenses from ZD Publishing on an exclusive basis online. Under the agreement for the sale of ZD Publishing, ZDNet will retain the rights to this content online for only five years and those rights will remain exclusive to ZDNet for only three years. After the three year exclusivity period expires, the buyer of ZD Publishing will be free to use the content to compete with ZDNet on the Internet, and after four years the buyer will be free to license it to other online competitors.

o The buyer of ZD Publishing is acquiring the "Ziff-Davis" brand name and is receiving a license for the "ZD" brand name, in each case, for use in print publishing and its future actions may adversely affect the ZD brand.

o As a standalone company, ZDNet's costs of services may increase significantly due to the loss of certain large volume discounts or other special pricing arrangements it previously received as a division of Ziff-Davis.

WE HAVE ONLY OPERATED AS A STANDALONE COMPANY SINCE MAY 1998, AND A SIGNIFICANT PART OF OUR INFRASTRUCTURE MAY BE TRANSFERRED ALONG WITH THE BUSINESSES BEING SOLD AS PART OF THE RESTRUCTURING.

         We have only operated as a standalone company since May 1998. In addition, a significant part of our infrastructure may be transferred along with the businesses being sold as part of the restructuring. Our success will depend on our continued ability to manage the company with the resources available to us.

ZDNET MAY BE UNABLE TO OBTAIN ADDITIONAL FINANCING ON REASONABLE TERMS.

         As mentioned in a number of the risk factors described below, ZDNet will need access to additional financing in order to be successful. Because the company will be considerably smaller and less diversified after the restructuring, it may be difficult for it to obtain additional financing on reasonable terms. If this is the case, ZDNet's future financial position and results of operations may be adversely affected.

OTHER RISK FACTORS

ZDNET HAS AN EXTREMELY LIMITED OPERATING HISTORY AND A HISTORY OF NET LOSSES AND THERE IS NO ASSURANCE ZDNET WILL REPORT NET INCOME IN THE FUTURE.

      ZDNet, which will constitute the major business of the company after the restructuring, has an extremely limited operating history and an investor must consider the risks, expenses and difficulties frequently encountered by such companies, particularly in the new and rapidly evolving market for Internet products, content and services. We cannot assure you that ZDNet will be successful in addressing such risks. Although ZDNet has experienced revenue growth in recent periods, we cannot assure you that ZDNet's revenue will continue to grow or continue at its current level.

      ZDNet has incurred significant net losses in the past ($21.2 million in 1997, $7.9 million in 1998 and $0.1 million in the first nine months of 1999). For more information regarding these net losses, see "ZDNet

Summary Historical and Pro Forma Combined Financial and Other Data" included in our Proxy Statement and incorporated herein by reference. We cannot assure you that ZDNet will report net income in the future.

WE CANNOT ACCURATELY PREDICT ZDNET'S FUTURE REVENUE.

      As a result of the evolving nature of the Internet and ZDNet's limited operating history, we cannot accurately forecast ZDNet's revenue. Current and future expense levels are based principally on estimated future revenue and are to a large extent fixed. Accordingly, ZDNet may be unable to adjust spending to compensate for any unexpected revenue shortfall. If ZDNet's actual revenue is less than its estimated revenue, this could have an immediate material adverse effect on ZDNet's profits and liquidity.

ZDNET'S QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY AND ARE NOT RELIABLE INDICATORS OF ITS FUTURE PERFORMANCE.

      ZDNet's quarterly operating results may fluctuate significantly because of a variety of factors, many of which are outside our control, including:

o    overall usage levels of the Internet and of ZDNet's sites in particular,

o    demand for Internet advertising and the loss of advertisers,

o    seasonal trends in Internet use and advertising,

o    the amount and timing of ZDNet's capital expenditures,

o costs relating to the expansion of ZDNet's operations and the introduction of new sites and services,

o    price competition or pricing changes in Internet advertising and

o    costs relating to technical difficulties or system downtime.

      We believe Internet advertising typically slows in the first quarter of the year. Historically, ZDNet has experienced lower advertising and lower revenue in the first quarter of each year as compared to the fourth of the prior year. Seasonality and cyclicality in the level of Internet advertising expenditures generally could become more pronounced in the future as the Internet becomes more accepted as an advertising vehicle. If a large number of ZDNet's advertisers do not advertise in a given quarter or if advertising revenue is deferred, ZDNet's revenue in that quarter could be substantially reduced. This would have a material adverse effect on ZDNet's operating results and could impair its business in future periods. Quarterly comparisons of ZDNet's results of operations are not reliable and you should not rely on them as an indication of ZDNet's future performance. For additional information about the seasonality of ZDNet's revenue, see "ZDNet Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Proxy Statement and incorporated herein by reference.

ZDNET'S FUTURE REVENUE IS DEPENDENT ON THE GROWTH OF INTERNET USE AND THE ACCEPTANCE OF THE INTERNET AS AN ADVERTISING AND COMMERCE MEDIUM.

      ZDNet's future revenue will depend largely on the widespread acceptance and use of the Internet as an information source and as an advertising and commerce vehicle. Rapid growth in Internet use is a recent trend and market acceptance of the Internet as an advertising and commercial medium is highly uncertain.

      The Internet may not be accepted as a viable advertising and commerce medium for distribution of information and engaging in commerce for a number of reasons, including:

o    inadequate development of the network infrastructure,

o    inadequate development of enabling technologies,

o    insufficient commercial support for Internet advertising,

o    concerns about privacy and security among users and

o lack of widely accepted standards for measuring the effectiveness of advertising on the Internet.


ZDNET DEPENDS ON ADVERTISING AS A PRINCIPAL SOURCE OF ITS REVENUE.

      ZDNet derived 86% of its revenue in 1998 and 92% of its revenue in the first nine months of 1999 from the sale of advertising on its Internet sites and we expect that advertising revenue will continue to be the principal source of ZDNet's revenue in the foreseeable future. Most of ZDNet's advertising contracts are either short-term arrangements and/or can be terminated by the advertiser at any time with little notice. We cannot assure you that ZDNet will be able to retain current advertisers or obtain new advertising contracts.

      ZDNet's ability to generate advertising revenue will depend on several factors, including:

o    the continued development of the Internet as an advertising medium,

o    the pricing of advertising on other Internet sites,

o    the amount of traffic on ZDNet's network of sites,

o    pricing pressure, delays and new product launches,

o ZDNet's ability to achieve, demonstrate and maintain attractive user demographics and

o    ZDNet's ability to develop and retain a skilled advertising sales force.

ZDNET IS INCREASINGLY DEPENDENT ON, AND RECEIVES A SIGNIFICANT PERCENTAGE OF ITS REVENUE FROM, A LIMITED NUMBER OF ADVERTISERS.

      A relatively small number of advertisers contribute a significant percentage of ZDNet's consolidated revenue. ZDNet's top 20 advertising customers accounted for approximately 46.5% of its advertising revenue in 1998 and approximately 42.1% of its advertising revenue in the first nine months of 1999. These advertising clients, and its other advertising clients, may not continue to use ZDNet's services to the same extent, or at all, in the future. A significant reduction in advertising by one or more of ZDNet's largest advertisers would have a material adverse effect on ZDNet's profits and liquidity.

ZDNET DEPENDS ON ARRANGEMENTS WITH THIRD PARTIES FOR INTERNET TRAFFIC TO ITS SITES AND ZDNET'S FAILURE TO MAINTAIN THESE ARRANGEMENTS WITH THIRD PARTIES COULD ADVERSELY AFFECT ITS BUSINESS.

      ZDNet's ability to advertise on and maintain links from other Internet sites is an important element to its success. Traffic originating from links existing on other Internet sites (particularly search engines, directories and other navigational tools managed by Internet service providers and Web browser companies), is an important segment of the overall traffic on ZDNet's Internet sites. ZDNet has special linking arrangements to generate additional traffic with Yahoo!, AltaVista, Go.com, Lycos and iVillage which are either short-term contracts and/or can be terminated with little notice. There is intense competition for these types of linking arrangements. We cannot assure you that these arrangements will be maintained or that advertising or links will continue to be available on reasonable commercial terms or at all.

ZDNET DEPENDS ON LICENSED TECHNOLOGY FROM THIRD PARTIES AND ZDNET'S FAILURE TO MAINTAIN THESE ARRANGEMENTS WITH THIRD PARTIES COULD ADVERSELY AFFECT ITS BUSINESS.

      ZDNet relies on certain technology licensed from third parties such as Vignette's Storyserver, Thunderstone's Texis Search Engine and Netscape's Web Server Software for use in operating and managing its Internet sites and providing related services to users and advertisers. ZDNet's ability to generate revenue from Internet commerce may also depend on data encryption and authentication technologies that it may be required to license from third parties. We cannot assure you that such technology licenses will be available at all, that they will be available on reasonable commercial terms or that they will operate as intended.

ZDNET'S COMPETITIVE POSITION DEPENDS ON ITS ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL.

      ZDNet's failure to attract and retain qualified personnel could diminish its competitive position. ZDNet's performance is substantially dependent on the continued services and performance of its senior executive officers and other key personnel. ZDNet does not have long-term employment agreements with any of its key personnel and maintains no "key person" life insurance policies. ZDNet's future success also depends on its ability to identify, attract, retain and motivate highly skilled editorial, technical, managerial, sales, marketing and customer service personnel. Competition for such persons is intense. We cannot assure you that ZDNet will be able to attract or retain such personnel.

ZDNET MAY NOT BE ABLE TO ADEQUATELY RESPOND TO TECHNOLOGICAL CHANGE.

      The market for Internet products and services is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. ZDNet will be required to continually improve the performance, features and reliability of its network infrastructure and Internet sites, particularly in response to competition and changing customer demands. We cannot assure you that ZDNet will be successful in responding rapidly, cost-effectively or adequately to such developments.

ZDNET'S COMPETITION IS INTENSE AND IS EXPECTED TO INCREASE SIGNIFICANTLY.

      We cannot assure you that ZDNet will be able to maintain its competitive position. Competition among Internet content providers is intense and is expected to increase significantly in the future. The market for Internet content sites is rapidly evolving and barriers to entry are low, enabling newcomers to launch competitive sites at relatively low cost. Moreover, increased competition could result in price reductions, reduced margins or loss of market share, any of which could have an effect on our future revenue and profits.

      We believe ZDNet competes most directly with Web sites specializing in broad-based technology information. These include c/net, CMP, Internet.com and IDG. ZDNet also generally competes for users and advertisers with:

o Internet portals and search sites that help users access information rather than create original content and are not specifically focused on technology related information, such as Excite, Infoseek, Lycos and Yahoo!,

o     general news sites, such as those provided by CNN and ABC,

o     general purpose online service providers, such as America Online and MSN,

o browser/software companies offering information services, such as Microsoft and Netscape and

o     large general-interest sites.

      In addition, ZDNet competes with traditional media content businesses such as newspapers, magazines, radio and television. In order to compete successfully and attract users, advertisers and strategic partners, ZDNet must continue to provide high quality, engaging content in a timely and cost-effective manner.

TO REMAIN COMPETITIVE, ZDNET MUST CONSTANTLY EXPAND AND DEVELOP NEW CONTENT AREAS AND SERVICES. THIS IS INHERENTLY RISKY AND EXPENSIVE.

      ZDNet's future success may depend in part on its ability to continue expanding its Internet sites to include new subject matters and services. Costs related to developing new content areas and services are expensed as they are incurred while revenue related to these new content areas and services typically builds over time. Accordingly, ZDNet's profitability from year to year may be adversely affected by the number and timing of new launches. In addition, we cannot assure you that any new areas or services will be developed in a timely or cost-effective manner or that they will be successful.

ZD NET HAS LAUNCHED AN EXPENSIVE ADVERTISING CAMPAIGN THAT MAY OR MAY NOT BE EFFECTIVE.

      On December 25, 1999, ZDNet launched a 15-month, $25 million consumer advertising campaign. This campaign is ZDNet's first major attempt at offline consumer advertising. The campaign will initially run on network and cable TV, in mainstream and technology-focused print publications and in key online and outdoor positions. We cannot assure you that this campaign, or any other advertising campaign we may launch in the future, will be effective. In addition, to remain competitive, ZDNet may need to spend significantly more money on advertising in the future and such additional costs could adversely affect ZDNet's profits.

WE CANNOT ASSURE YOU THAT ZDNET WILL CONTINUE TO DEVELOP THE ZDNET BRAND.

      We cannot assure you that ZDNet will be able to continue to develop its brand. ZDNet believes brand identity is important to attracting and expanding its user base, Internet traffic and advertising and commerce relationships. ZDNet believes the significance of brand recognition will intensify as the number of Internet sites increases.

ANY CAPACITY CONSTRAINTS OR SYSTEM DISRUPTIONS COULD HAVE A MATERIAL ADVERSE EFFECT ON ZDNET.

      The performance and reliability of ZDNet's Internet sites and network infrastructure are critical to its reputation and ability to attract and retain users, advertisers, merchants and strategic partners. Any system error or failure, or a sudden and significant increase in traffic, may result in the unavailability of sites and significantly delay response times. Individual, sustained or repeated occurrences could result in a loss of potential or existing users, advertisers or strategic partners. In addition, because ZDNet's advertising revenue is directly related to the number of advertisements it delivers to users, system interruptions or delays would reduce the number of impressions delivered and thereby reduce its revenue.

      ZDNet's systems and operations are vulnerable to interruption or malfunction due to certain events beyond its control, including natural disasters, telecommunications failures and computer hacking. ZDNet also relies on Web browsers and online service providers to provide Internet access to its sites. We cannot assure you that ZDNet will be able to expand its network infrastructure, either itself or through use of third-party hosting systems or service providers, on a timely basis sufficient to meet demand. ZDNet presently has only a limited amount of redundant facilities or systems, no formal disaster recovery plan and no sufficient business interruption insurance to compensate for losses that may occur. Any interruption to its systems or operations could have a material adverse effect on ZDNet's business and its ability to retain users, advertisers and strategic partners.

ZDNET'S NETWORKS MAY BE VULNERABLE TO SECURITY RISKS.

      ZDNet's networks may be vulnerable to denial-of-service attacks, unauthorized access, computer viruses and other security problems. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in ZDNet's operations. ZDNet may be required to expend significant resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. Although ZDNet intends to continue to implement industry-standard security measures, not all securities which are implemented may be the latest state of the art and such measures may be inadequate.

INCREASED GOVERNMENT REGULATION OF THE INTERNET COULD HAVE A MATERIAL ADVERSE EFFECT ON ZDNET.

      Increased government regulation, or the application of existing laws to online activities, could inhibit Internet growth, expose ZDNet and other online content providers to additional liabilities and increase the cost of doing business. This could have a material adverse effect on ZDNet's profits and liquidity. The increasing popularity and use of the Internet and other online services may lead to the adoption of new laws and regulations in the U.S. or elsewhere covering issues affecting ZDNet's business, such as online privacy, copyright and trademark, sales taxes and fair business practices or which require qualification to do business as a foreign corporation in certain jurisdictions. For instance, the European Union's privacy regulations may limit the collection and use of certain user information.

ZDNET RELIES ON INTELLECTUAL PROPERTY RIGHTS WHICH MAY NOT BE ADEQUATELY PROTECTED UNDER CURRENT LAWS.

      To establish and protect its trademarks, service marks and other proprietary rights in its products and services, ZDNet relies on a combination of:

o copyright, unfair competition, trademark, service mark and trade secret laws and

o confidentiality agreements with certain of its licensees and other third parties and confidentiality agreements and policies covering its employees.

      We cannot assure you that these measures will be adequate, that ZDNet will be able to secure registrations for all of its marks in the U.S. or internationally or that third parties will not infringe upon or misappropriate its proprietary rights. Any infringement or misappropriation, or litigation relating to intellectual property rights, may divert management's attention and ZDNet's funds to litigate such claims.

      Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related business are uncertain and evolving. In particular, new domain name registration and ownership priority procedures have recently been adopted which may make it more difficult for ZDNet to retain or obtain desirable domain names.

ZDNET MAY INCUR LIABILITY FOR ITS INTERNET CONTENT AND USER DATA.

      As a content provider, ZDNet may face potential liability for intellectual property infringement, defamation, indecency and other claims. In addition, ZDNet may incur liability for unauthorized duplication or distribution of third-party content or materials or for information collected from and about its users. We cannot assure you that third parties or users will not bring claims against ZDNet relating to proprietary rights or use of personal information. Although ZDNet seeks to obtain indemnification from strategic partners for any liability resulting from licensed content or linked sites, we cannot assure you that such indemnities will always be obtainable or adequate. ZDNet's general liability insurance may not cover or be adequate for potential claims of this type.

ZDNET MAY NOT BE ABLE TO ADEQUATELY MANAGE ITS GROWTH.

      ZDNet will need to effectively plan and manage its business to succeed in the rapidly evolving Internet industry. ZDNet continues to increase the scope of its operations and has grown its workforce substantially. As of December 31, 1998, ZDNet had a total of 316 employees and as of December 31, 1999, ZDNet had a total of 438 employees, a growth of 52.8%. This growth has placed, and future growth may place, a significant strain on ZDNet's resources. For example, we expect that the variety of advertising products available on ZDNet sites will expand, increasing demands on ZDNet's billing and collection systems and requiring additional resources to properly determine pricing and discounting structures. ZDNet expects that it will need to continue to improve its financial and management controls and reporting systems and procedures, and will need to continue to expand, train and manage its workforce.

ZDNET'S ACQUISITION AND INVESTMENT STRATEGY EXPOSES IT TO RISKS.

      ZDNet currently intends to continue acquisitions of and investments in new or complementary businesses, products, services or technologies. However, we cannot assure you that ZDNet will be able to identify suitable acquisition or investment candidates. Even if ZDNet does identify suitable candidates, we cannot assure you that ZDNet will be able to make such acquisitions or investments on reasonable commercial terms or successfully assimilate personnel, operations, products, services or technologies into its operations. This could disrupt ZDNet's ongoing business, distract ZDNet's management and employees, increase ZDNet's expenses, including amortization of goodwill, and materially and adversely affect ZDNet's profits and liquidity.

ZDNET INTENDS TO EXPAND ITS INTERNATIONAL OPERATIONS AND MAY ENCOUNTER A NUMBER OF PROBLEMS DOING SO. THERE ARE ALSO A NUMBER OF RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS THAT COULD ADVERSELY AFFECT ZDNET'S BUSINESS.

      EXPANSION OF INTERNATIONAL OPERATIONS. One component of ZDNet's growth strategy is to further expand into international markets. ZDNet's international operations are at an early stage of development and have an extremely limited operating history. In addition, the markets in which ZDNet has undertaken international expansion have technology and online industries that are less well developed than in the U.S.

      RISKS OF INTERNATIONAL OPERATIONS. There are certain risks inherent in doing business in international markets, such as the following:

o     uncertainty of product acceptance by different cultures,

o     unforeseen changes in regulatory requirements,

o     difficulties in staffing and managing multinational operations,

o     state-imposed restrictions on the repatriation of funds,

o     currency fluctuations,

o difficulties in finding appropriate foreign licensees or joint venture partners and

o     potentially adverse tax consequences.

      There is a risk that such factors will have an adverse effect on ZDNet's ability to successfully operate internationally and on its profits and liquidity.

THE INCLUSION OF COMPUTER SHOPPER IN OUR CONSOLIDATED RESULTS MAY ADVERSELY AFFECT OUR STOCK PRICE.

      We plan to include our Computer Shopper business in the assets that we will transfer to ZDNet in return for an increase in ZD's retained interest in ZDNet. Although we expect that the value of Computer Shopper will be immaterial in relation to the expected market capitalization of ZDNet Inc. after the restructuring, we also expect Computer Shopper to be highly material to the consolidated financial statements of ZDNet Inc. after the restructuring. Even though we plan to break out our online business as a separate segment from our Computer Shopper business for accounting purposes, it is possible that the market will not value our stock as highly as it would in the absence of Computer Shopper since, among other things, we expect that our consolidated revenues will grow at a substantially lower rate (or may even decline) as a result of including Computer Shopper in our consolidated results.

OUR HISTORICAL AND PRO FORMA FINANCIAL INFORMATION IS NOT PARTICULARLY RELEVANT TO OUR ACTUAL RESULTS.

      Our financial information included in our Proxy Statement and incorporated herein by reference does not reflect what the actual results of operations, financial position and cash flows would have been had Ziff-Davis existed and the restructuring been completed prior to the periods in question. In addition, the financial information is not necessarily indicative of our future results of operations, financial position and cash flows.

WE ARE CONTROLLED BY OUR PRINCIPAL STOCKHOLDER. THIS CREATES POTENTIAL CONFLICTS OF INTEREST.

      SOFTBANK Corp. and its non-Ziff-Davis affiliates ("Softbank") currently own 71,620,000 shares of ZD stock and will, after the restructuring, own a majority of our outstanding shares of common stock. As a result, Softbank will be able to elect all the members of the board of directors. Softbank could also control those actions requiring the approval of the holders of a majority of the voting stock, including amendments to our charter and any business combinations. This concentration of ownership could prevent a change in control of ZDNet that might otherwise be beneficial to stockholders.

      We have entered into certain agreements with Softbank governing ongoing relationships. These agreements include certain licensing and management agreements relating to ZDNet. However, the agreements with Softbank do not preclude investments by venture capital funds managed by Softbank which invest in, among other things, computer and Internet-related companies. These funds may be able to co-invest with or compete with ZDNet with respect to new investments. In addition, Softbank may also develop new funds which may compete with ZDNet for investment opportunities. These agreements also prohibit ZDNet from competing with SOFTBANK Corp. in Japan without the prior approval of SOFTBANK Corp.'s board of directors and give Softbank the continuing right to license all of ZDNet's products and services in Japan. These arrangements and undertakings might be less favorable than arrangements negotiated at arm's length between unrelated parties.

WE HAVE SIGNIFICANT DEBT OBLIGATIONS AND MAY BE UNABLE TO OBTAIN ADDITIONAL FINANCING OR BE REQUIRED TO DIVERT FUNDS TO PAY DOWN PRINCIPAL AND INTEREST ON OUR DEBT.

      At September 30, 1999:

o     Ziff-Davis's total debt was approximately $1.265 billion.

o     Ziff-Davis's total stockholders' equity was approximately $1.605 billion.

o     Ziff-Davis's total debt was 78.8% of total capitalization.

      Our indebtedness is substantial in relation to stockholders' equity. The degree to which we are leveraged is important because:

o It may impair our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes.

o It may reduce the funds available to us for our operations if a substantial portion of our cash flow from operations is dedicated to the payment of principal and interest on our indebtedness.

o It may impair our ability to incur additional debt because of financial and other restrictive covenants, including those relating to the incurrence of additional indebtedness, the creation of liens, the payment of dividends and sales of assets.

o It may increase our vulnerability to adverse general economic conditions, including increases in interest rates.

      Our indebtedness requires us to use a substantial portion of our cash flow to pay down principal and interest on our outstanding debt. This reduces the funds available for capital expenditures and future business opportunities.

      Our credit facility is secured, in part, by a first priority security interest in the capital stock of certain of our subsidiaries and is guaranteed by certain of our wholly owned domestic subsidiaries, including ZD Inc. and ZD Events Inc.

WE ARE A DEFENDANT IN SEVERAL LAWSUITS, WHICH COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS AND OPERATIONS.

      In connection with the initial public offering of our common stock on April 28, 1998, the repricing of certain stock options and a former joint venture between Softbank and certain third parties, we have been named as a defendant in several lawsuits. While we believe there are substantial defenses to all of the claims, we cannot assure you that we will prevail. Defense costs and/or settlement costs relating to these actions could be substantial, and the defense of these actions may divert management's attention and resources. If the plaintiffs prevail in these actions, any judgments awarded by the courts could have a material adverse effect on our liquidity. For more information regarding these lawsuits, see "ZDNet Description of Business - Legal Proceedings" included in our Proxy Statement and incorporated herein by reference.

                                   -----------

      Our logo and certain of our Internet sites, publications, products and services referenced in this document are our trademarks. Each trade name, trademark or service mark of any other company appearing in this document is the property of its owner.

                       WHERE YOU CAN FIND MORE INFORMATION

THE REGISTRATION STATEMENT

      We have filed a registration statement with the SEC under the Securities Act of 1933 that registers the shares of ZDNet common stock offered by this document. We sometimes refer to these shares as the "ZDNet shares" or the "ZD stock."

      The registration statement that we filed with the SEC, including the attached exhibits and schedules, contains additional relevant information about Ziff-Davis and the ZDNet shares offered by this document. The SEC allows us to omit some information included in the registration statement from this document. You should read the entire registration statement in order to obtain this additional information.

FILINGS WITH THE SEC

      In addition, we file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934 on a regular basis. You may read and copy this information at the following locations of the SEC:

Public Reference Room            New York Regional Office            Chicago Regional Office
450 Fifth Street, N.W.           7 World Trade Center                Citicorp Center
Room 1024                        Suite 1300                          500 West Madison Street
Washington, D.C.  20549          New York, New York  10048           Suite 1400
                                                                     Chicago, Illinois  60661-2511

      You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You can obtain more information on the operation of the SEC's Public Reference Room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

      The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like Ziff-Davis, who file electronically with the SEC. The address of that site is http://www.sec.gov.

      You can also inspect reports, proxy statements and other information about Ziff-Davis at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

DOCUMENTS INCORPORATED BY REFERENCE

      THE SEC ALLOWS US TO "INCORPORATE BY REFERENCE" INFORMATION INTO THIS DOCUMENT. THIS MEANS THAT WE CAN DISCLOSE IMPORTANT INFORMATION TO YOU BY REFERRING YOU TO ANOTHER DOCUMENT FILED SEPARATELY WITH THE SEC. This information incorporated by reference is a part of this document, unless we provide you with different information in this document.

      This document incorporates by reference the documents listed below that we have previously filed with the SEC. They contain important information about Ziff-Davis and its financial condition.

ZIFF-DAVIS COMMISSION FILINGS (FILE NO. 1-14055)                   PERIOD COVERED OR DATE FILED
------------------------------------------------                   ----------------------------
Our Annual Report on Form 10-K.                                    Year ended December 31, 1998.

Quarterly Reports on Form 10-Q.                                    Quarter ended March 31, 1999.

                                                                   Quarter ended June 30, 1999.

                                                                   Quarter ended September 30, 1999.

Current Reports on Form 8-K.                                       Filed  December 1, 1998, and February 19,
                                                                   April 4, April 20, July 20, August 4,
                                                                   December 8, 1999.

The description of our ZDNet common stock                          Filed pursuant to Section 12 of the
contained in our Registration Statement on                         Exchange Act on March 31, 1999, including
Form S-1 (File No. 333-69447) filed under                          any amendments or the reports filed for
the Securities Act of 1933 and incorporated                        purpose of updating such description.
in our Registration Statement on Form 8-A.

The description of our ZDNet common stock                          Filed on August 4, 1999, containing the
contained in our Current Report on Form 8-K.                       final prospectus used in connection with
                                                                   the initial public offering of the ZDNet
                                                                   stock (the "IPO Prospectus").

The description of our restructuring contained                     Filed pursuant to Section 14(a) of the
in our Proxy Statement on Schedule 14A.                            Exchange Act on February 9, 2000.

      Ziff-Davis also incorporates by reference additional documents that we may file with the SEC between the date of this document and the date that the offering of the ZDNet stock is terminated. These documents include periodic reports, like Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, other Current Reports on Form 8-K and proxy statements.

      You can obtain any of the documents incorporated by reference in this document from us or from the SEC through the SEC's web site at the address above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless we specifically incorporated by reference the exhibit in this document. You can obtain these documents from us by requesting them in writing or by telephone at the following address or number:

                               Timothy C. O'Brien
                                 Ziff-Davis Inc.
                               28 East 28th Street
                            New York, New York 10016
                            Telephone: (212) 503-3500

OTHER INFORMATION

      We have not authorized anyone to give you any information about us or this offering that is different from what we tell you in this document or in any of the materials that we have incorporated into this document. If anyone gives you any other information about us, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to buy, the ZD shares offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

                             THE SELLING SHAREHOLDER

      The ZDNet shares offered by this document are being offered by the selling shareholder named below. The selling shareholder acquired its common shares as a result of our acquisition of the outstanding equity Ziff-Davis Richina Media LDC on January 18, 2000 owned by Richina Media and Entertainment Limited (formerly known as Richina Media Holdings Ltd.).

      The selling shareholder is listed below, together with the number of ZDNet shares it beneficially owns as of March 8, 2000 and the number of ZDNet shares offered by this document. Because the selling shareholder may not sell all, or any, of the ZDNet shares by means of this document, we do not know the number it will own after this offering.


                                                                ZDNET SHARES                      ZDNET SHARES
                                                                BENEFICIALLY OWNED ON             OFFERED BY
SELLING SHAREHOLDER                                             MARCH 8, 2000                     THIS DOCUMENT

Richina Media and Entertainment Limited                                186,046                       186,046
New Hua Lian Building, West Block, Suite 8B,
 775 Huai Hai Zhang Road, Shanghai 200020, PRC

TOTAL.......................................................           186,046                       186,046

                              PLAN OF DISTRIBUTION

METHODS OF DISTRIBUTION BY SELLING SHAREHOLDER

      The selling shareholder has informed us that it proposes to offer for sale the ZDNet shares offered by this document from time to time and in several different ways. For example, it may make sales:

o     on the New York Stock Exchange,

o on another stock exchange or interdealer quotation system on which ZDNet shares are quoted or listed at the time,

o     through negotiated transactions or

o otherwise at prices related to prevailing market prices or at negotiated prices.

      From time to time, the selling shareholder may offer the shares offered by this document through brokers, dealers or agents, who may receive compensation in the form of concessions or commissions from the selling shareholder, agents and/or the purchasers for whom they may act as agent.

PREPARATION OF AN ADDITIONAL PROSPECTUS

      If necessary, we will prepare another document to describe the method of sale in greater detail. As of the date of this document, we do not know of any arrangements by the selling shareholder to sell its shares, nor do we know which brokerage firms the selling shareholder may select to sell its shares. In addition, the selling shareholder may sell its shares without the aid of a registration statement if it follows SEC rules.

PARTIES THAT MAY BE DEEMED UNDERWRITERS

      The selling shareholder and any brokers, dealers or agents that participate in the distribution of the shares offered by this document may be considered "underwriters." If the selling shareholder is considered an underwriter, any profits on the sale of common shares by it and any associated discounts or commissions may be considered underwriting compensation. In addition, if the selling shareholder is considered an underwriter, the selling shareholder may be subject to liability for misstatements and omissions in the registration statement relating to this document.

REGULATION OF SALES BY SELLING SHAREHOLDER

      The selling shareholder and any other person participating in a sale or distribution of the shares offered by this document will be subject to applicable provisions of the Securities Exchange Act of 1934, which is the federal statute regulating sales of securities. Some SEC rules and regulations, including some limitations on activities during securities offerings and anti-fraud provisions, may limit when the selling shareholder, or any other person, may sell or purchase the common shares.

      In some jurisdictions, the securities laws require that the shares offered by this document be offered or sold only through registered or licensed brokers or dealers. In addition, in some jurisdictions the shares may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

EXPENSES

      We will not receive any part of the proceeds from the sale of the ZDNet shares offered by this document. We will bear all expenses we incur in registering the shares with the SEC. The selling shareholder will pay its own expenses, including brokerage commissions, personal legal and/or advisor fees or similar expenses, in offering and selling its shares.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sales of the shares offered by this document, but we will bear some of the expenses. See "Plan of Distribution
- Expenses" above for a description of the payment of expenses.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      This document contains statements that anticipate or plan for the future. These forward-looking statements include statements about our future business plans and strategies, financial condition and results of operations, and other statements that are not historical. These statements may be:

o     made directly in this document or

o "incorporated by reference" to other documents Ziff-Davis files with the SEC.

      You can find many of these statements by looking for words like "believes," "expects," "anticipates" and "estimates" and for similar expressions. Because forward-looking statements involve assumptions and future risks and uncertainties, there are factors that could cause the actual results to differ materially from those expressed or implied. For example, the statements appearing under "Risk Factors" herein and our December 31, 1998 Form 10-K, our March 31, 1999 Form 10-Q, our June 30, 1999 Form 10-Q and our September 30, 1999 Form 10-Q describe circumstances that could not materially affect the accuracy of forward-looking statements.

      You should not unduly rely on these forward-looking statements, which are correct only as of the date of this document or the date of any document incorporated by reference.

      If either Ziff-Davis or Richina Media and Entertainment Limited, or any person acting on our behalf, makes any subsequent written or oral forward-looking statements, these statements are qualified in total by the cautionary statements contained or referred to in this section. Ziff-Davis undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

      This document also includes statistical data regarding the publishing, trade show and Internet industries. This data was obtained from industry publications and reports which we believe to be reliable sources. We have not independently verified such data nor sought the consent of any organizations to refer to their reports in this document.

                            VALIDITY OF COMMON STOCK

      The validity of the shares of ZDNet stock being offered by this document has been passed upon for Ziff-Davis by Sullivan & Cromwell.

                                     EXPERTS

      The following financial statements have been so incorporated in this document and registration statement in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting:

o the consolidated financial statements of Ziff-Davis Inc. as of December 31, 1997 and 1998 and for the three years in the period ended December 31, 1998 appearing in Ziff-Davis Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998, Ziff-Davis Inc.'s Current Report on Form 8-K dated April 2, 1999, and Ziff-Davis Inc.'s Current Report on Form 8-K dated August 4, 1999;

o the combined financial statements of ZD (a division of Ziff-Davis Inc.) as of December 31, 1997 and 1998 and for the three years in the period ended December 31, 1998 appearing in Ziff-Davis Inc.'s Current Report on Form 8-K dated April 2, 1999 and Ziff-Davis Inc.'s Current Report on Form 8-K dated August 4, 1999;

o the combined financial statements of ZDNet (a division of Ziff-Davis Inc.) as of December 31, 1997 and 1998 and for the three years in the period ended December 31, 1998 appearing in Ziff-

      Davis Inc.'s, Current Report on Form 8-K dated April 2, 1999 and Ziff-Davis Inc.'s Current Report on Form 8-K dated August 4, 1999;

o the financial statements of ZDTV, LLC as of December 31, 1997 and 1998 and for the two years in the period ended December 31, 1998 appearing in Ziff-Davis Inc.'s Current Report on Form 8-K/A dated April 20, 1999; and

o the consolidated financial statements of Ziff-Davis Inc. as of December 31, 1997 and 1998, and for the years ended December 31, 1996, 1997 and 1998, appearing in Ziff-Davis Inc.'s Proxy Statement on Schedule 14A dated February 7, 2000.